UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number:001-42016

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LTD

10/F, Seaview Centre, No.139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
+(852) 2798-8639

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On June 12, 2026, the Board of Directors of Neo-Concept International Group Holdings Ltd approved and adopted an incentive securities plan (the “2026 Incentive Securities Plan”), which became effective on June 12, 2026. Attached as Exhibit 99.1 to this Form 6-K is the 2026 Incentive Securities Plan.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Neo-Concept International Group Holdings Ltd 2026 Incentive Securities Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Ltd

Date: June 12, 2026	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chairlady of the Board, Director and Chief Executive Officer

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